

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2011

By U.S. Mail and Facsimile to: (415) 975-6871

Richard D. Levy
Executive Vice President and Controller
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

  Re: **Wells Fargo & Company**
     Form 10-K for Fiscal Year Ended December 31, 2009
     Form 10-Q for Fiscal Quarter Ended March 31, 2010
     Filed February 26, 2010
     File No. 001-02979

Dear Mr. Levy:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Kevin W. Vaughn
        Accounting Branch Chief